UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2021

Commission File Number: 1-13368

POSCO

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Decision on Disposal of Treasury Stock

1. Number of shares to be disposed of		Common stock	2,932,480
		Different classes of stocks	—

2. Disposal price of shares (KRW)		Common stock	494,450
		Different classes of stocks	—

3. Estimated disposal amount (KRW)		Common stock	1,449,965,088,000
		Different classes of stocks	—

4. Scheduled disposal period		Start date	2021-09-01
		End date	2021-09-01

5. Purpose of disposal			To dispose of shares following the issuance of exchangeable bonds with treasury stock subject to exchange

6. Disposal method	Disposal in exchange (shrs.)		—
	Off-hours block trading (shrs.)		—
	Disposal in OTC (shrs.)		—
	Others (shrs.)		2,932,480

7. Entrusted brokerage company			—

8. Treasury stock holdings before disposal	Acquisition within profits available for dividends (shrs.)	Common stock	11,561,263	Ratio(%)	13.3
		Different classes of stocks	—	Ratio(%)	—
	Acquisition for other reasons (shrs.)	Common stock	—	Ratio(%)	—
		Different classes of stocks	—	Ratio(%)	—

9. Date of board resolution (decision date)			2021-08-13

- Attendance of outside directors		Present (No.)	7
		Absent (No.)	0

- Attendance of auditors (members of Audit Committee who are not outside directors)			—

10. Limit of buying order per day		Common stock	—
		Different classes of stocks	—

11. Other matters to be factored into investment decisions

a. The disposal of treasury stock above regards a disclosure related to the disposal of treasury stocks following the issuance of exchangeable bonds with treasury stock subject to exchange. Matters regarding the actual disposal of treasury stock may change depending on the exercise of exchange rights for the bonds.

b. For more details on the issuance of exchangeable bonds, please refer to the material facts report (Decision on Issuance of Exchangeable Bonds) dated August 20, 2021.

c. Above ‘1. Number of shares to be disposed of’, ‘2. Disposal price of shares (KRW)’ and ‘3. Estimated disposal amount (KRW)’ is determined through investor subscription following resolution by the board of directors.

d. Above “4. Scheduled disposal period” describes the expected issuance date of the above exchangeable bonds, and the actual disposal period will be finalized at the time of exercise of the exchange rights for the exchangeable bonds concerned.

【Holding Amount of Treasury Stock before Decision on Treasury Stock Disposal】

(in shares.)

Methods of acquisition			Type of shares	Beginning balance	Change			Closing balance	Remarks
					Acquisition (+)	Disposal (-)	Share retirement (-)

Amount of shares acquired within profits available for dividends	Direct Acquisition	Direct acquisition in the exchange	Common stock	7,071,194	—	—	—	7,071,194	—
			Different classes of stocks	—	—	—	—	—	—
		Direct acquisition in OTC	Common stock	—	—	—	—	—	—
			Different classes of stocks	—	—	—	—	—	—
		Tender offer	Common stock	—	—	—	—	—	—
			Different classes of stocks	—	—	—	—	—	—
		Sub total (a)	Common stock	7,071,194	—	—	—	7,071,194	—
			Different classes of stocks	—	—	—	—	—	—
	Acquisition by trust contract	Number of shares indirectly held through trust contracts	Common stock	4,100,169	389,900	4,490,069	—	—	Note 1)
			Different classes of stocks	—	—	—	—	—	—
		Number of shares directly held	Common stock	—	4,490,069	—	—	4,490,069	Note 2)
			Different classes of stocks	—	—	—	—	—	—
		Sub total (b)	Common stock	4,100,169	4,879,969	4,490,069	—	4,490,069	—
			Different classes of stocks	—	—	—	—	—	—

Amount of shares acquired for other reasons (c)			Common stock	—	—	—	—	—	—
			Different classes of stocks	—	—	—	—	—	—

Total (a+b+c)			Common stock	11,171,363	4,879,969	4,490,069	—	11,561,263	—
			Different classes of stocks	—	—	—	—	—	—

Note1)	The number of treasury stock acquisition by trust contracts is 4,490,069 shares.
Note2)	Following the termination (on April 12, 2021) of the contract, 4,490,069 shares have been deposited into the Company’s securities account.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date: August 20, 2021	By	/s/ Chung, Kyung-Jin
(Signature)
Name: Chung, Kyung-Jin
Title: Head of Finance Office